Exhibit 99.20

CODE OF BUSINESS ETHICS

(Approved May 2013)

Directors, officers and employees (including all full-time, part-time and temporary employees) of NexGen Energy Ltd. and its subsidiaries (“NexGen”) represent NexGen and are expected to act in a manner that will enhance its reputation for honesty, integrity and reliability. Our Code of Business Ethics (the “Code”) is a statement of NexGen’s business practices and applies to all directors, officers and employees of NexGen. Consultants and contractors retained by NexGen shall conduct themselves in accordance with this Code in their activities relating to NexGen. It is the responsibility of the person retaining the consultant or contractor to ensure that they are aware of the requirements of this Code and agree to abide by it in their dealings with or on behalf of NexGen.

The Code will not give you an answer for every situation. In addition to adhering to the Code, you must also follow other applicable policies and procedures when conducting business on behalf of NexGen. If you have questions, please seek additional guidance from your supervisor or manager.

A.	Compliance with Laws

NexGen will conduct its business in compliance with all applicable laws, regulations and other legal requirements. We must, at all times, abide by the law and respect its intent in the best interests of NexGen.

B.	Fair Dealing and Competition

We must not engage in anti-competitive behaviour, such as price fixing, price discrimination, tied selling or abuse of dominant position. We must deal with all customers, suppliers and independent contractors purchasing or furnishing goods and services fairly. We must make decisions to obtain services or source materials on the basis of objective criteria such as quality, reliability, technical excellence, price, delivery and service.

C.	Conflict of Interest

We must ensure that no conflict exists between our personal interests and those of NexGen. We must not place ourselves in positions that may be perceived as giving rise to a conflict. You are required to disclose or avoid any activity or interest that may be regarded as a possible conflict with the interests of NexGen. You should also refer to NexGen’s Conflict of Interest and Related Party Transaction Policy.

Some examples of possible conflicts include:

•	Social Relationships—You must disclose social relationships that could lead to a weakness, or a perceived weakness, in NexGen’s system of internal controls.

•	Financial Interests—Employees and their families (families including spouse, children or spouse equivalent residing together) shall not own, control or direct a material financial interest (greater than 5 percent) in a customer, supplier, contractor, competitor, or in any business enterprise which does or seeks to do business with NexGen without permission from their manager or supervisor.

•	Outside Business Activities—You must not engage in any outside business or activity that is detrimental to NexGen. Unless approved by your manager or supervisor, you are expected to spend your full time and attention performing your job during normal business hours or as contracted. This section is not applicable to directors.

•	Outside Directorships—You must not serve as a director, officer, partner, consultant or in any other role in unaffiliated organizations, including not-for-profit organizations, if that activity is detrimental to NexGen. Directorships in unaffiliated entities require the consent of your supervisor or manager, of the Compensation and Governance Committee of the Board of Directors in the case of a member of senior management and of the Board of Directors in the case of a director where such a position may create a conflict of interest for the director.

•	Gifts and Entertainment—You must be prudent in offering or accepting gifts (including tickets to sporting, recreational or other events) to or from a person or entity with which NexGen does or seeks to do business. We must accept only personal gifts that would be considered common business courtesies and for which we would reasonably expect to give something similar in return in the normal course of business. We must refrain from giving or receiving gifts that are intended to influence, or could appear to influence, business decisions.

•	Payments to Government Officials and Others—You must not make any payment, gift or favour to any person in a position of trust or public responsibility, such as government or corporate officials, with the intent to induce them to violate their duties or to obtain favourable treatment for NexGen. The payment of bribes to foreign officials is explicitly prohibited by the Corruption of Foreign Officials Act in Canada and other applicable legislation. If you contravene these laws you can be subject to criminal sanctions.

•	Government and Community Relations—NexGen’s financial support to political organizations requires the express approval of the Chief Executive Officer of NexGen. Directors, officers and employees engaging in personal political activities must do so in their own right and not on behalf of NexGen. Corporate donations to charities made on behalf of NexGen shall be within approved budgets.

•	Hedging Securities—No director or officer of NexGen shall be permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of any of NexGen securities granted as compensation or held, directly or indirectly, by such director or officer.

D.	Confidential Information and Insider Trading

•	Confidential Information—We may have access to information that is non-public, confidential, privileged, or of value to NexGen or that may be damaging to NexGen if improperly disclosed. We may also have access to the confidential information of companies with which NexGen does business. We must protect the confidentiality of information concerning NexGen and its business activities as well as that of companies having business dealings with NexGen. You must not discuss or pass on such information to anyone other than to other directors, officers or employees, or external professionals or consultants engaged by NexGen who need to know, and you must not use such information for personal benefit or against the interests of NexGen. Directors, officers and employees who leave NexGen have an ongoing obligation to keep such information confidential.

Confidential information includes reports, analyses, intellectual property, computer software, confidential corporate information (such as financial projections and details of proposed projects), confidential information obtained, prepared or developed by employees or contractors relating to NexGen’s business and all confidential information received from third parties with whom NexGen transacts business.

•	Insider Trading—Insider trading may occur when you know material non-public information about NexGen or any entity with which NexGen has a business relationship, and you trade that entity’s securities, such as stocks or bonds, while in possession of that information or tell others about it before it is made public. Securities laws prohibit insider trading and prohibit you from informing another person of any “material non-public” or “insider” information which has not been generally disclosed to the public (“tipping”). Circumstances suggesting the possibility of insider trading can result in an investigation by a stock exchange or by governmental authorities. Such an investigation could damage NexGen’s brand and reputation and result in liabilities or penalties, including criminal charges and fines.

“Material” refers to information that could affect the price of the security or information that an investor could consider important in deciding whether or not to buy or sell NexGen’s securities. Examples of material non-public information include, but are not limited to: financial performance and significant changes in financial performance; projections and strategic plans; major corporate acquisitions and dispositions; significant changes to major assets and operations; changes in ownership of securities that may affect the control of NexGen; significant changes in senior management; changes to the Board of Directors; significant litigation; changes in corporate structure, such as reorganizations; changes in capital structure; significant new debt or material events of default; public or private sale of additional securities; entering into or loss of significant contracts; major labour disputes or disputes with major contractors, customers or suppliers; and takeover bids and issuer bids.

We must scrupulously avoid using, sharing or disclosing material non-public information about NexGen or any entity with which NexGen does business. You must follow the requirements of this Code and of NexGen’s Disclosure Policy and Insider Trading and Reporting Policy before disclosing any information to the public or trading in securities of NexGen. If in doubt, seek guidance from your manager or supervisor.

•	Information privacy—In addition to information about NexGen and companies that we do business with, you may have access to personal information about coworkers, vendors, suppliers and customers. This information must be kept confidential and communicated only to those who need it to perform their job. Personal information must be dealt with in accordance with applicable privacy laws.

E.	Protection and Proper Use of Corporate Assets and Opportunities

We are responsible for protecting NexGen’s assets, including establishing and maintaining appropriate internal controls to safeguard its assets against loss from unauthorised or improper use or disposition.

NexGen’s resources include company time, materials, supplies, equipment, information, electronic mail and computer systems. These resources are generally only to be used for business purposes. Limited personal use of these assets is allowed. However, since excessive personal use can be costly and impact profitability, we are expected to use good judgment. We must use NexGen’s assets and resources responsibly and for legitimate business purposes.

•	Reporting Integrity—NexGen applies the highest ethical standards in its financial and non-financial reporting and follows all applicable securities laws, rules and regulations regarding financial and non-financial reporting. It is critical to the reputation of NexGen that information provided to management and the public is accurate, complete and timely. Misstating information can carry serious criminal and civil fines and penalties for NexGen and personal criminal liability for directors, officers and employees.

We must maintain books, accounts and records according to International Financial Reporting Standards and record transactions in a timely manner. We must not manipulate financial accounts, records or reports and we must not take any action or cause anyone else to take any action to influence, coerce, manipulate or mislead auditors for the purpose of rendering financial statements misleading. You should talk to someone in management immediately if you are subject to pressure or threats to use questionable accounting techniques, manage earnings or manipulate results in any way.

Fraud, or the potential for fraud, compromises the integrity of our financial reporting system and the safety of our assets, both physical and intellectual. If you become aware of fraud in any amount, or suspect fraud or become aware of allegations of fraud committed by anyone that could result in a material misstatement in financial statements, it should be promptly reported to your manager. You may also report such concerns to the Chief Financial Officer or the Chair of the Audit Committee.

You are also directed to the provisions of the Company’s Whistleblower Policy to report any concerns you may have.

The Audit Committee reviews concerns regarding questionable accounting, internal financial controls (including internal accounting controls) and auditing matters and has established a procedure to allow for confidential, anonymous submission of concerns by employees to the Chief Financial Officer who will submit the concern to the Chair of the Audit Committee. All such concerns will be investigated and the Audit Committee will receive a summary of such reported concerns together with a synopsis of NexGen’s assessment of and resolution of each concern.

•	Use of Internet and Email—We are all responsible for information security. We must be aware of information security processes and policies and take steps to reduce the risk of security breaches. We must follow all policies and procedures related to the protection of information and information resources, including network access and appropriate use of the Internet and e-mail. We must not let personal use of information system technologies interfere with business activities or incur unnecessary cost and not use NexGen’s computer resources to view, retrieve or send messages or material that are pornographic, violent, hate-related, bigoted, racist or other otherwise offensive or illegal.

•	Records Retention—NexGen’s integrity can be seriously questioned if records are not retained for the appropriate length of time or are not disposed of properly. Failure to retain records for the required amount of time places us at risk for possible penalties, fines and other sanctions. It could also put NexGen at a serious disadvantage in any litigation. We must manage our business records in accordance with applicable procedures and not knowingly destroy, alter, or falsify records in order to impede any pending or potential internal, civil, or governmental investigation or proceeding.

•	Intellectual Property—Reproducing, distributing or altering any intellectual property subject to copyright, whether owned by NexGen or licensed from a third party, without the permission of the copyright owner is an unauthorized use and constitutes illegal copyright infringement.

Inventions, discoveries, and copyright material, made or developed by employees in the course of, and relating to, their employment with NexGen, are the property of NexGen unless a written release is obtained or covered by contract.

In protecting NexGen’s resources, NexGen reserves the right to periodically monitor access and contents of NexGen’s computer systems and networks. You should not assume you have any right to privacy of electronic data, including email, residing on NexGen’s computer resources.

F.	Health, Safety and Environment

NexGen is committed to providing a safe and healthy working environment and protecting the environment with standards and programs that meet industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

We must comply with all applicable environmental, health and safety laws, regulations, permits and other requirements, follow work instructions or procedures on environmental, health and safety laws, regulations and risk management, and apply our training to protect others, the environment and ourselves. We must promptly report to our supervisor or other appropriate people all environmental, health and safety incidents and report to work fit to perform our duties and be free of the effects of alcohol or drugs at work.

G.	Employment Practices

NexGen is committed to a workplace environment where everyone is treated with dignity, fairness and respect. We all have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and harassment.

•	Discrimination—No one shall refuse to employ or continue to employ, nor discriminate against any person with regard to employment, term or condition of employment, based on race, national or ethnic origin, colour, religion, age, gender, sexual orientation, marital status, family status, disability, political beliefs or a conviction for which a pardon has been granted. There will be no retaliation against a person who makes a complaint of discrimination in good faith, reports suspected unethical conduct, violations of laws, regulations, or company policies, or participates in an investigation.

•	Harassment—Any form of harassment or any other conduct that interferes with an individual’s work performance or creates an intimidating, hostile, or offensive work environment will not be tolerated. Harassment covers a wide range of conduct, from direct requests of a sexual nature to situations where offensive behavior (for example, insults, offensive jokes or slurs or offensive material in the workplace) results in a hostile work environment. We must do our part to ensure a safe and secure workplace in which everyone can perform their duties without fear of harassment. Reports of harassment will be promptly and thoroughly investigated in as confidential a manner as possible. NexGen will take immediate and appropriate action if harassment is determined to have occurred.

H.	COMPLIANCE

We must comply with all aspects of the Code and support others in doing so. In the event that anyone violates the Code, company policies and procedures or any of the laws that govern NexGen’s business, NexGen will take immediate and appropriate action up to and including termination of employment, claims for reimbursement of losses or damages and reference to criminal authorities.

I.	HOW TO RAISE A CONCERN

You are obligated to promptly report any problems or concerns or any potential or actual violation of the Code. The first action should be to raise the problem with your manager or supervisor. If that is not possible for some reason or if taking it to your supervisor does not resolve the matter, it is your responsibility to take it up the chain of management and even to the Chief Executive Officer, if necessary.

Managers and supervisors who receive reports of a possible violation of this Code must take immediate action and seek advice from a member of the senior management team on an appropriate course of action.

J.	RETALIATION IS PROHIBITED

NexGen will not retaliate against anyone who reports suspected unethical conduct, breach of this Code or any company policy or any violations of laws or regulations. This means that NexGen will not terminate, demote, transfer to an undesirable assignment or otherwise discriminate against anyone for calling attention to suspected illegal or unethical acts. This includes anyone giving information in relation to an investigation. However, NexGen reserves the right to discipline anyone who knowingly makes a false accusation or provides false information to NexGen.